Mail Stop 3720

February 27, 2007

Ms. Liane Pelletier
Chief Executive Officer
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Avenue,
Anchorage, Alaska
99503

      Re: **Alaska Communications Systems Group, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 9, 2006

           Forms 10-Q for Fiscal Quarter Ended June 30, 2006
           File No. 0-28167

Dear Ms. Pelletier:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director